UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, January 15, 2016.

Ref.: Monthly Interest on Shareholders’ Equity

Dear Sirs,

Banco Bradesco S.A., in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity, will pay on March 1, 2016 monthly interest on shareholders’ equity  related  to  the  month  of  February/2016, in the amount of R$0.017249826 per common share and R$0.018974809 per preferred share to the shareholders registered in the Company’s records on February 1, 2016 (declaration date and record date of right). The Company’s shares will be traded “ex-right” on interest from February 2, 2016 on.

The payment will be made in the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of withholding income tax of 15% (fifteen percent), except for corporate shareholders that are exempt from the referred tax, which shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a financial institution they indicate. Those who do not have such data updated must present themselves at a Bradesco branch on their preference bearing their individual taxpayer’s ID, identification document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of institutions and/or brokerage houses which keep their shareholding position in custody.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.